UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. ___)

                              CARDIAC SCIENCE, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    141410209
                                 (CUSIP Number)

                                  RODD MACKLIN
                PERSEUS ACQUISITION/RECAPITALIZATION FUND, L.L.C.
                      PERSEUS MARKET OPPORTUNITY FUND, L.P.
                       CARDIAC SCIENCE CO-INVESTMENT, L.P.
                         888 SEVENTH AVENUE, 29TH FLOOR
                               NEW YORK, NY 10106
                            TEL. NO.: (212) 651-6400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            BRUCE A. GUTENPLAN, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064

                                  MAY 30, 2002
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. 141410209                                                PAGE  2 OF 39


                                  SCHEDULE 13D


1        NAME OF REPORTING PERSON
         Perseus Acquisition/Recapitalization Fund, L.L.C.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [X]

         (b)

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                [_]


6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                                                    5,664,954(1)
                 NUMBER OF
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,664,954(1)
                   PERSON
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,664,954(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                [_]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.8%(1)

14       TYPE OF REPORTING PERSON*
         OO


                      * SEE INSTRUCTIONS BEFORE FILLING OUT


----------
(1) Assuming complete exercise of the Perseus A/R Fund Warrants to purchase an aggregate of 5,664,954 shares of Common Stock. See Item 5 herein.

CUSIP NO. 141410209                                                PAGE  3 OF 39


                                  SCHEDULE 13D


1        NAME OF REPORTING PERSON
         Perseus Market Opportunity Fund, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [X]

         (b)

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                [_]


6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                                                    5,272,601(1)
                 NUMBER OF
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,272,601(1)
                   PERSON
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,272,601(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                [_]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.3%(1)

14       TYPE OF REPORTING PERSON*
         PN


                      * SEE INSTRUCTIONS BEFORE FILLING OUT


----------
(1) Assuming complete exercise of the Perseus Market Opportunity Warrants to purchase an aggregate of 5,272,601 shares of Common Stock. See Item 5 herein.

CUSIP NO. 141410209                                                PAGE  4 OF 39


                                  SCHEDULE 13D



1        NAME OF REPORTING PERSON
         Cardiac Science Co-Investment, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [X]

         (b)

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                [_]


6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                                                    2,062,445(1)
                 NUMBER OF
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          2,062,445(1)
                   PERSON
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,062,445(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                [_]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.0%(1)

14       TYPE OF REPORTING PERSON*
         PN


                      * SEE INSTRUCTIONS BEFORE FILLING OUT


----------
(1) Assuming complete exercise of the CS Co-Investment Warrants to purchase an aggregate of 2,062,445 shares of Common Stock. See Item 5 herein.

CUSIP NO. 141410209                                                PAGE  5 OF 39


                                  SCHEDULE 13D


1        NAME OF REPORTING PERSON
         Perseus Acquisition/Recapitalization Management, L.L.C.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [X]

         (b)

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                [_]


6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                                                    7,727,399(1)
                 NUMBER OF
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          7,727,399(1)
                   PERSON
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,727,399(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                [_]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.3%(1)

14       TYPE OF REPORTING PERSON*
         OO


                      * SEE INSTRUCTIONS BEFORE FILLING OUT


----------
(1) Assuming complete exercise of each of (i) the Perseus A/R Fund Warrants and (ii) the CS Co-Investment Warrants, to purchase an aggregate of 7,727,399 shares of Common Stock. See Item 5 herein.

CUSIP NO. 141410209                                                PAGE  6 OF 39


                                  SCHEDULE 13D


1        NAME OF REPORTING PERSON
         Perseus Market Opportunity Partners, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [X]

         (b)

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                [_]


6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                                                    5,272,601(1)
                 NUMBER OF
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,272,601(1)
                   PERSON
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,272,601(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                [_]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.3%(1)

14       TYPE OF REPORTING PERSON*
         PN


                      * SEE INSTRUCTIONS BEFORE FILLING OUT


----------
(1) Assuming complete exercise of the Perseus Market Opportunity Warrants to purchase an aggregate of 5,272,601 shares of Common Stock. See Item 5 herein.

CUSIP NO. 141410209                                                PAGE  7 OF 39


                                  SCHEDULE 13D


1        NAME OF REPORTING PERSON
         Perseus Market Opportunity Partners GP, L.L.C.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [X]

         (b)

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                [_]


6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                                                    5,272,601(1)
                 NUMBER OF
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,272,601(1)
                   PERSON
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,272,601(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                [_]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.3%(1)

14       TYPE OF REPORTING PERSON*
         OO


                      * SEE INSTRUCTIONS BEFORE FILLING OUT


----------
(1) Assuming complete exercise of the Perseus Market Opportunity Warrants to purchase an aggregate of 5,272,601 shares of Common Stock. See Item 5 herein.

CUSIP NO. 141410209                                                PAGE  8 OF 39


                                  SCHEDULE 13D


1        NAME OF REPORTING PERSON
         Perseus, L.L.C.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [X]

         (b)

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                [_]


6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                                                    5,272,601(1)

                      NUMBER OF               8     SHARED VOTING POWER
                       SHARES                       0
                    BENEFICIALLY
                      OWNED BY                9     SOLE DISPOSITIVE POWER
                        EACH                        5,272,601(1)
                      REPORTING
                       PERSON                 10    SHARED DISPOSITIVE POWER
                        WITH                        0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,272,601(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                [_]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.3%(1)

14       TYPE OF REPORTING PERSON*
         OO


                      * SEE INSTRUCTIONS BEFORE FILLING OUT


----------
(1) Assuming complete exercise of the Perseus Market Opportunity Warrants to purchase an aggregate of 5,272,601 shares of Common Stock. See Item 5 herein.

CUSIP NO. 141410209                                                PAGE  9 OF 39


                                  SCHEDULE 13D


1        NAME OF REPORTING PERSON
         Perseus MF, L.L.C.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [X]

         (b)

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                [_]


6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                                                    5,272,601(1)

                      NUMBER OF               8     SHARED VOTING POWER
                       SHARES                       0
                    BENEFICIALLY
                      OWNED BY                9     SOLE DISPOSITIVE POWER
                        EACH                        5,272,601(1)
                      REPORTING
                       PERSON                 10    SHARED DISPOSITIVE POWER
                        WITH                        0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,272,601(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.3%(1)

14       TYPE OF REPORTING PERSON*
         OO


                      * SEE INSTRUCTIONS BEFORE FILLING OUT


----------
(1) Assuming complete exercise of the Perseus Market Opportunity Warrants to purchase an aggregate of 5,272,601 shares of Common Stock. See Item 5 herein.

CUSIP NO. 141410209                                                PAGE 10 OF 39


                                  SCHEDULE 13D


1        NAME OF REPORTING PERSON
         Rappahannock Investment Company

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [X]

         (b)

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                                                    5,272,601(1)
                 NUMBER OF
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,272,601(1)
                   PERSON
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,272,601(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.3%(1)

14       TYPE OF REPORTING PERSON*
         CO


                      * SEE INSTRUCTIONS BEFORE FILLING OUT


----------
(1) Assuming complete exercise of the Perseus Market Opportunity Warrants to purchase an aggregate of 5,272,601 shares of Common Stock. See Item 5 herein.

CUSIP NO. 141410209                                                PAGE 11 OF 39


                                  SCHEDULE 13D


1        NAME OF REPORTING PERSON
         Perseus EC, L.L.C.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [X]

         (b)

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                [_]


6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                                                    7,727,399(1)
                 NUMBER OF
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          7,727,399(1)
                   PERSON
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,727,399(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.3%(1)

14       TYPE OF REPORTING PERSON*
         OO


                      * SEE INSTRUCTIONS BEFORE FILLING OUT


----------
(1) Assuming complete exercise of each of (i) the Perseus A/R Fund Warrants and (ii) the CS Co-Investment Warrants, to purchase an aggregate of 7,727,399 shares of Common Stock. See Item 5 herein.

CUSIP NO. 141410209                                                PAGE 12 OF 39


                                  SCHEDULE 13D


1        NAME OF REPORTING PERSON
         Perseuspur, L.L.C.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [X]

         (b)

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                [_]


6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                                                    7,727,399(1)
                 NUMBER OF
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          7,727,399(1)
                   PERSON
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,727,399(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                [_]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.3%(1)

14       TYPE OF REPORTING PERSON*
         OO


                      * SEE INSTRUCTIONS BEFORE FILLING OUT


----------
(1) Assuming complete exercise of each of (i) the Perseus A/R Fund Warrants and the (ii) CS Co-Investment Warrants, to purchase an aggregate of 7,727,399 shares of Common Stock. See Item 5 herein.

CUSIP NO. 141410209                                                PAGE 13 OF 39


                                  SCHEDULE 13D


1        NAME OF REPORTING PERSON
         Frank H. Pearl (in the capacity described herein)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [X]

         (b)

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                [_]


6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
                                              7     SOLE VOTING POWER
                                                    13,000,000(1)
                 NUMBER OF
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          13,000,000(1)
                   PERSON
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         13,000,000(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                [_]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.2%(1)

14       TYPE OF REPORTING PERSON*
         IN


                      * SEE INSTRUCTIONS BEFORE FILLING OUT


----------
(1)   Assuming complete exercise of each of (i) the Perseus A/R Fund Warrants,
(ii) the Perseus Market Opportunity Warrants and (iii) the CS Co-Investment Warrants, to purchase an aggregate of 13,000,000 shares of Common Stock. See
Item 5 herein.

CUSIP NO. 141410209                                                PAGE 14 OF 39



Item 1.  SECURITY AND ISSUER.
         --------------------

                  This Statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of Cardiac Science, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at 16931 Millikan Avenue, Irvine, California 92606.

Item 2.  IDENTITY AND BACKGROUND.
         -----------------------

                  (a), (b), (c) and (f). This Statement on Schedule 13D is being filed on behalf of each of the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (i) Perseus Acquisition/Recapitalization Fund, L.L.C., a Delaware limited liability company ("Perseus A/R Fund"); (ii) Perseus Market Opportunity Fund, L.P., a Delaware limited partnership ("Perseus Market Opportunity"); (iii) Cardiac Science Co-Investment, L.P., a Delaware limited partnership ("CS Co-Investment" and together with Perseus A/R Fund and Perseus Market Opportunity, the "Purchasers"); (iv) Perseus Acquisition/Recapitalization Management, L.L.C., a Delaware limited liability company ("Perseus Management"); (v) Perseus Market Opportunity Partners, L.P., a Delaware limited partnership ("Perseus Partners"); (vi) Perseus Market Opportunity Partners GP, L.L.C., a Delaware limited liability company ("Perseus Partners GP"); (vii) Perseus, L.L.C., a Delaware limited liability company ("Perseus"); (viii) Perseus MF, L.L.C., a Delaware limited liability company ("Perseus MF"); (ix) Rappahannock Investment Company, a Delaware corporation ("Rappahannock"); (x) Perseus EC, L.L.C., a Delaware limited liability company ("Perseus EC"); (xi) Perseuspur, L.L.C., a Delaware limited liability company ("Perseuspur"); and (xii) Frank H. Pearl ("Mr. Pearl").

                  The Purchasers were formed in order to engage in the acquiring, holding and disposing of investments in various companies. Set forth on Annexes A, B and C hereto and incorporated by reference in response to this
Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Perseus A/R Fund, Perseus Market Opportunity and CS Co-Investment, respectively. Perseus Partners is the general partner of Perseus Market Opportunity and was formed to act as the general partner of Perseus Market Opportunity. Set forth on Annex D hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Perseus Partners. Perseus Partners GP is the general partner of Perseus Partners and was formed to act as the general partner of Perseus Partners. Set forth on Annex E hereto and incorporated by reference in response to this Item 2 and

CUSIP NO. 141410209                                                PAGE 15 OF 39



elsewhere in this Schedule 13D as applicable is a list of executive officers of Perseus Partners GP. Perseus is the sole member of Perseus Partners GP and was formed to act as the sole member of Perseus Partners GP. Set forth on Annex F hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Perseus. Perseus MF is the sole member of Perseus and was formed to act as the sole member of Perseus. Set forth on Annex G hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Perseus MF. Rappahannock is the managing member of Perseus MF and was formed to act as the managing member of Perseus MF. Set forth on Annex H hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Rappahannock.

                  Perseus Management is the managing member of the Perseus A/R Fund and the general partner of CS Co-Investment and was formed to act as the managing member and general partner of Perseus A/R Fund and CS Co-Investment, respectively. Set forth on Annex I hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Perseus Management. Perseus EC is the managing member of Perseus Management and was formed to act as the managing member of Perseus Management. Set forth on Annex J hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Perseus EC. Perseuspur is the managing member of Perseus EC and was formed to act as the managing member of Perseus EC. Set forth on Annex K hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Perseuspur. Mr. Pearl is the Chairman, President, Chief Executive Officer and majority shareholder of Rappahannock and the Chairman, President, Chief Executive Officer and managing member of Perseuspur, and in such capacities, may be deemed a beneficial owner of the Common Stock held for the account of the Purchasers.

                  Accordingly, pursuant to the regulations promulgated under
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Perseus Management, Perseus Partners, Perseus Partners GP, Perseus, Perseus MF, Rappahannock, Perseus EC, Perseuspur, and Mr. Pearl each may be deemed to be a beneficial owner of the Common Stock held for the account of the Purchasers.

CUSIP NO. 141410209                                                PAGE 16 OF 39



                  The address of the principal business and principal office of
(i) Perseus Market Opportunity, (ii) CS Co-Investment, (iii) Perseus Partners,
(iv) Perseus Partners GP, (v) Perseus A/R Fund, (vi) Perseus Management, (vii) Perseus, of (viii) Perseus MF, (ix) Rappahannock, (x) Perseus EC, (xi) Perseuspur and (xii) Mr. Pearl is 2099 Pennsylvania Avenue, Suite 900, Washington, D.C. 20006-1813. The present principal occupation or employment of Mr. Pearl is as executive officer of Perseus and its related entities. Mr. Pearl is a United States citizen.

                  (d) and (e). During the past five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any individual otherwise identified in response to Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

                  Pursuant to a Senior Note and Warrant Purchase Agreement, dated as of May 29, 2002 (the "Purchase Agreement"), among the Purchasers and the Company, the Company issued and the Purchasers acquired senior notes of the Company (the "Senior Notes") in the aggregate principal amount of $50,000,000 and warrants to purchase 3,000,000 shares of Common Stock at an exercise price of $4.00 per share (the "Four Dollar Warrants") and warrants to purchase 10,000,000 shares of Common Stock at an exercise price of $3.00 per share (the "Three Dollar Warrants," and together with the Four Dollar Warrants, the "Warrants") for an aggregate purchase price of $50,000,000 (the "Purchase Price"). The source of the Purchase Price was capital contributions from the partners and members of the Purchasers.

Item 4.  PURPOSE OF TRANSACTION.
         -----------------------

                  Except as disclosed herein, the Reporting Persons have acquired the Warrants for investment purposes.

CUSIP NO. 141410209                                                PAGE 17 OF 39



                  A copy of the Purchase Agreement is attached hereto as Exhibit 2 and incorporated herein by reference, a copy of the form of Warrants is attached hereto as Exhibit 3 and incorporated herein by reference, a copy of the Registration Rights Agreement (the "Registration Rights Agreement") is attached hereto as Exhibit 4 and incorporated herein by reference and a copy of the form of the Senior Notes is attached hereto as Exhibit 5 and incorporated herein by reference. Set forth below is a description of certain material terms of the Purchase Agreement, the Warrants and the Registration Rights Agreement. The following description of certain material terms is qualified in its entirety by reference to the Purchase Agreement, the Warrants and the Registration Rights Agreement.

TERMS OF THE PURCHASE AGREEMENT

         BOARD REPRESENTATION. Pursuant to the Purchase Agreement, so long as Purchasers and their transferees of the Senior Notes (the "Transferees") continue to own at least 50% of the shares of Common Stock issued or issuable upon the exercise of the Warrants (the "Registrable Securities"), Purchasers and such Transferees have the right, at the direction of Purchasers and such Transferees holding 51% or more of the Registrable Securities then owned by Purchasers and such Transferees, to designate two directors to the Board of Directors of the Company (the "Board"). In addition, pursuant to the Purchase Agreement, so long as Purchasers and the Transferees continue to own at least 25% of the Registrable Securities, Purchasers and such Transferees have the right, at the direction of Purchasers and such Transferees holding 51% or more of the Registrable Securities then owned by Purchasers and such Transferees, to designate one director to the Board. Additionally, pursuant to the Purchase Agreement, up to two directors designated by Purchasers and the Transferees have the right, upon request, to serve on (i) each committee of the Board and (ii) the Board of Directors of each material subsidiary of the Company. Upon the closing of the transactions contemplated by the Purchase Agreement, the Board elected one representative of the Purchasers, Ray E. Newton, III, to the Board. In addition, pursuant to the Purchase Agreement, at any time that the Purchasers and the Transferees are no longer entitled to designate representatives to the Board and hold at least: (i) 25% of the Senior Notes issued to Purchasers and such Transferees, the Purchasers and such Transferees shall have certain observation rights, including but not limited to (a) appointing a non-voting representative to attend meetings of the Board and (b) to make proposals, recommendations and suggestions to the Company's officers and directors relating to the business and affairs of the Company at

CUSIP NO. 141410209                                                PAGE 18 OF 39



such reasonable times as may be requested by the Purchasers or such Transferees (it being understood that the Company will not be required to accept such proposals, recommendations or suggestions).

TERMS OF THE WARRANTS

         EXERCISE RIGHTS. The Common Stock underlying the Four Dollar Warrants may be purchased at a price per share equal to $4.00 (the "Four Dollar Exercise Price") and the Common Stock underlying the Three Dollar Warrants may be purchased at a price per share equal to $3.00 (the "Three Dollar Exercise Price" and, together with the Four Dollar Exercise Price, the "Exercise Prices"). The Exercise Prices may be paid (i) in cash, (ii) through the cancellation of indebtedness owed by the Company to the Purchasers or the Transferees under the Senior Notes or, in certain circumstances, (iii) by reducing the number of shares of Common Stock issuable upon the exercise of the Warrants having a fair market value equal to such Exercise Prices, all in accordance with the terms contained in the Warrants. The Exercise Prices and the number of shares issuable upon exercise of the Warrants will be subject to adjustment upon the occurrence of certain events as set forth in the Warrants.

         EXERCISE AT THE COMPANY'S OPTION. If, at any time following May 30, 2004, the daily closing price per share of Common Stock for 45 consecutive trading days (occurring at least 45 consecutive trading days following May 30, 2004) is at least $6.00 per share (with appropriate adjustments to be made for any stock dividend, split-up, subdivision or any other combination or reclassification), then the Company may, at its option, require the holders of the Warrants to exercise such Warrants, all in accordance with the terms and conditions contained in the Warrants.

         EXERCISE PERIOD. The Warrants are exercisable at any time, or from time to time, from the date of issuance, May 30, 2002, until May 30, 2009 (the "Expiration Date"). In the event that a filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR") is required to be made before certain shares of Common Stock may be issued upon the exercise of the Warrants, then the Expiration Date with respect to the right to exercise the Warrants into such shares shall be the third business day following the expiration or termination of the statutory waiting period under HSR (and any extension thereof).

TERMS OF THE REGISTRATION RIGHTS AGREEMENT

         REGISTRATION RIGHTS. The Company granted the Purchasers certain Form S-1 demand registration rights, "piggy-back" registration rights and Form S-3 registration rights as described more fully in the Registration Rights Agreement in connection with the Registrable Securities. The Company has an

CUSIP NO. 141410209                                                PAGE 19 OF 39



obligation under the Registration Rights Agreement to prepare and file with the Securities and Exchange Commission (the "Commission"), within 45 days following May 30, 2002, a shelf registration statement pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended, on Form S-3 registering the Registrable Securities. The purpose of such registration rights is to facilitate the Purchasers' ability to dispose of their Registrable Securities in a public sale.

ADDITIONAL DISCLOSURE

                  The Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of Common Stock at prices deemed favorable, the Company's business or financial condition and other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of the Warrants or Common Stock issued upon exercise of the Warrants in privately negotiated transactions, in the open market pursuant to the exercise of certain registration rights granted pursuant to the Registration Rights Agreement as described above or through an exemption from registration in compliance with applicable law, in each case, subject to the factors and conditions referred to above and to the terms of the Purchase Agreement, the Warrants and the Registration Rights Agreement, as the case may be. In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

                  Except as described in the Purchase Agreement, the Warrants or the Registration Rights Agreement, and as otherwise set forth in this Schedule 13D, no Reporting Person or any individual otherwise identified in Item 2 has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer or a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede

CUSIP NO. 141410209                                                PAGE 20 OF 39



the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

                  (a) On May 30, 2002, the Company issued to Perseus A/R Fund, and Perseus A/R Fund acquired, Warrants to purchase 5,664,954 shares of Common Stock, subject to adjustment under certain circumstances (the "Perseus A/R Fund Warrants"). The Perseus A/R Fund Warrants are exercisable at any time until May 30, 2009.(1) Accordingly, as of the date hereof and giving effect to the exercise of the Perseus A/R Fund Warrants, Perseus A/R Fund may be deemed to beneficially own 5,664,954 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 67,193,001 shares of Common Stock outstanding as of May 29, 2002 as represented to the Purchasers by the Company in Section 4.2 of the Purchase Agreement, represents approximately 7.8% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d). On May 30, 2002, the Company issued to Perseus Market Opportunity, and Perseus Market Opportunity acquired, Warrants to purchase 5,272,601 shares of Common Stock, subject to adjustment under certain circumstances (the "Perseus Market Opportunity Warrants"). The Perseus Market Opportunity Warrants are exercisable at any time until May 30, 2009.(2) Accordingly, as of the date hereof and giving effect to the exercise of the Perseus Market Opportunity Warrants, Perseus Market Opportunity may be deemed to beneficially own 5,272,601 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d)


----------
(1) As discussed in Item 4 of this Statement on Schedule 13D above, in the event that a filing under HSR is required to be made before certain shares of Common Stock may be issued upon the exercise of the Warrants, then the Expiration Date with respect to the right to exercise the Warrants into such shares shall be the third business day following the expiration or termination of the statutory waiting period under HSR (and any extension thereof).

(2) As discussed in Item 4 of this Statement on Schedule 13D above, in the event that a filing under HSR is required to be made before certain shares of Common Stock may be issued upon the exercise of the Warrants, then the Expiration Date with respect to the right to exercise the Warrants into such shares shall be the third business day following the expiration or termination of the statutory waiting period under HSR (and any extension thereof).

CUSIP NO. 141410209                                                PAGE 21 OF 39



and there being 67,193,001 shares of Common Stock outstanding as of May 29, 2002 as represented to the Purchasers by the Company in Section 4.2 of the Purchase Agreement, represents approximately 7.3% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d). On May 30, 2002, the Company issued to CS Co-Investment, and CS Co-Investment acquired, Warrants to purchase 2,062,445 shares of Common Stock, subject to adjustment under certain circumstances (the "CS Co-Investment Warrants"). The CS Co-Investment Warrants are exercisable at any time until May 30, 2009.(3) Accordingly, as of the date hereof and giving effect to the exercise of the CS Co-Investment Warrants, CS Co-Investment may be deemed to beneficially own 2,062,445 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 67,193,001 shares of Common Stock outstanding as of May 29, 2002 as represented to the Purchasers by the Company in Section 4.2 of the Purchase Agreement, represents approximately 3.0% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

                  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, as of the date hereof and giving effect to the exercise of the Perseus Market Opportunity Warrants, each of (i) Perseus Partners, (ii) Perseus Partners GP, (iii) Perseus,
(iv) Perseus MF and (v) Rappahannock may be deemed to beneficially own 5,272,601 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 67,193,001 shares of Common Stock outstanding as of May 29, 2002 as represented to the Purchasers by the Company in Section 4.2 of the Purchase Agreement, represents approximately 7.3% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

                  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, as of the date hereof and giving effect to the exercise of the (y) Perseus A/R Fund Warrants and (z) CS Co-Investment Warrants, each of (i) Perseus Management, (ii) Perseus EC and (iii) Perseuspur may be deemed to beneficially own 7,727,399 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being


--------
(3) As discussed in Item 4 of this Statement on Schedule 13D above, in the event that a filing under HSR is required to be made before certain shares of Common Stock may be issued upon the exercise of the Warrants, then the Expiration Date with respect to the right to exercise the Warrants into such shares shall be the third business day following the expiration or termination of the statutory waiting period under HSR (and any extension thereof).

CUSIP NO. 141410209                                                PAGE 22 OF 39



67,193,001 shares of Common Stock outstanding as of May 29, 2002 as represented to the Purchasers by the Company in Section 4.2 of the Purchase Agreement, represents approximately 10.6% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

                  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, as of the date hereof and giving effect to the exercise of the (x) Perseus A/R Fund Warrants,
(y) Perseus Market Opportunity Warrants and (z) CS Co-Investment Warrants, Mr. Pearl may be deemed to beneficially own 13,000,000 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 67,193,001 shares of Common Stock outstanding as of May 29, 2002 as represented to the Purchasers by the Company in Section 4.2 of the Purchase Agreement, represents approximately 16.2% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d). (b) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, Perseus A/R Fund may be deemed to have the sole power to direct the voting and disposition of the 5,664,954 shares of Common Stock beneficially owned by Perseus A/R Fund.

         (b) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, Perseus A/R Fund may be deemed to have the sole power to direct the voting and disposition of the 5,664,954 shares of Common Stock beneficially owned by Perseus A/R Fund.

                  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, CS Co-Investment may be deemed to have the sole power to direct the voting and disposition of the 2,062,445 shares of Common Stock beneficially owned by CS Co-Investment.

                  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of (i) Perseus Management, (ii) Perseus EC and (iii) Perseuspur may be deemed to have the sole power to direct the voting and disposition of the 7,727,399 shares of Common Stock beneficially owned by each of (i) Perseus A/R Fund and (ii) CS Co-Investment.

                  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of (i) Perseus Market Opportunity, (ii) Perseus Partners, (iii) Perseus Partners GP,
(iv) Perseus, Perseus MF and (v) Rappahannock may be deemed to have the sole power to direct the voting and disposition of the 5,272,601 shares of Common Stock beneficially owned by Perseus Market Opportunity.

CUSIP NO. 141410209                                                PAGE 23 OF 39



                  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, Mr. Pearl may be deemed to have the sole power to direct the voting and disposition of the 13,000,000 shares of Common Stock beneficially owned by each of (i) Perseus A/R Fund, (ii) Perseus Market Opportunity, and (iii) CS Co-Investment.

         (c) Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

         (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons. The partners and members of the Purchasers have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Warrants or the Common Stock held for the account of the Purchasers in accordance with their ownership interests in the Purchasers.

         (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
         --------------------------------------------------------------

                  As described in Items 3 and 4 above, on May 29, 2002, the Purchasers and the Company entered into to the Purchase Agreement pursuant to which the Purchasers agreed to purchase Senior Notes issued by the Company in the aggregate principal amount of $50,000,000 and Warrants exercisable for an aggregate of 13,000,000 shares of Common Stock subject to adjustment upon the occurrence of certain events as set forth in the Warrants. The Purchasers and the Company also entered into the Registration Rights Agreement pursuant to which the Purchasers have certain Form S-1demand registration rights, "piggy-back" registration rights and Form S-3 registration rights as described more fully in the Registration Rights Agreement. The Company has an obligation under the Registration Rights Agreement to prepare and file with the Commission within 45 days following May 30, 2002 a shelf registration statement on Form S-3 or successor form registering the Registrable Securities. Additionally, Survivalink Corporation, a subsidiary of the Company, entered into a Guaranty, dated May 30, 2002 and Cadent Medical Corporation, a subsidiary of the Company, entered into a Guaranty, dated May 30, 2002, both of which guaranty certain obligations of the Company under the Senior Notes and the Purchase Agreement and are in the form of

CUSIP NO. 141410209                                                PAGE 24 OF 39



Guaranty, a copy of which is attached hereto as Exhibit 6 and incorporated herein by reference. Certain obligations of the Company under the Senior Notes and the Purchase Agreement are secured by a Security Agreement, dated May 30, 2002 (the "Security Agreement"), entered into by the Purchasers, the Company, HSBC Bank USA, as agent for the Purchasers and Cadent Medical Corporation, Survivalink Corporation, Cardiac Science Sweden AB, Artema Medical AB, Artema Technologies AB and Cardiac Science International, each a subsidiary of the Company, a copy of which is attached hereto as Exhibit 7 and incorporated herein by reference. The foregoing summaries of the Purchase Agreement, the Warrants, the Registration Rights Agreement, the form of Guaranty and the Security Agreement are qualified in their entirety by reference to Exhibits 2, 3, 4, 6 and 7, respectively.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

                  Exhibit 1: Joint Filing Agreement, dated June 10, 2002, among (i) Perseus Acquisition/ Recapitalization Fund, L.L.C., (ii) Perseus Market Opportunity Fund, L.P., (iii) Cardiac Science Co-Investment, L.P., (iv) Perseus Acquisition/Recapitalization Management,
                                    L.L.C., (v) Perseus Market Opportunity
                                    Partners, L.P., (vi) Perseus Market
                                    Opportunity Partners GP, L.L.C., (vii)
                                    Perseus, L.L.C., (viii) Perseus MF, L.L.C.,
                                    (ix) Rappahannock Investment Company, (x)
                                    Perseus EC, L.L.C., (xi) Perseuspur, L.L.C., and (xii) Frank H. Pearl.

                  Exhibit 2: Senior Note and Warrant Purchase Agreement, dated as of May 29, 2002, by and among Cardiac Science, Inc., Perseus Acquisition/ Recapitalization Fund, L.L.C., Perseus Market Opportunity Fund, L.P. and Cardiac Science Co-Investment, L.P. (filed as
                                    Exhibit 4.1 to the Company's Report on Form
                                    8-K dated June 6, 2002 and incorporated
                                    herein by reference).

                  Exhibit 3: Form of Warrant (filed as Exhibit 4.3 to the Company's Report on Form 8-K dated June 6, 2002 and incorporated herein by reference).

                  Exhibit 4: Registration Rights Agreement, dated as of May 30, 2002, by and among Cardiac Science, Inc., Perseus Acquisition/Recapitalization
                                    Fund, L.L.C., Perseus Market Opportunity
                                    Fund, L.P. and Cardiac

CUSIP NO. 141410209                                                PAGE 25 OF 39



                                    Science Co-Investment, L.P. (filed as
                                    Exhibit 4.6 to the Company's Report on Form
                                    8-K dated June 6, 2002 and incorporated
                                    herein by reference).

                  Exhibit 5: Form of Senior Note (filed as Exhibit 4.2 to the Company's Report on Form 8-K dated June 6, 2002 and incorporated herein by reference).

                  Exhibit 6: Form of Guaranty (filed as Exhibit 4.5 to the Company's Report on Form 8-K dated June 6, 2002 and incorporated herein by reference).

                  Exhibit 7: Security Agreement, dated as of May 30, 2002, entered by Cardiac Science, Inc., Perseus Acquisition/Recapitalization Fund,
                                    L.L.C., Perseus Market Opportunity Fund,
                                    L.P. and Cardiac Science Co-Investment,
                                    L.P., HSBC Bank USA, as agent for the
                                    Purchasers and Cadent Medical Corporation,
                                    Survivalink Corporation, Cardiac Science
                                    Sweden AB, Artema Medical AB, Artema
                                    Technologies AB and Cardiac Science
                                    International (filed as Exhibit 4.4 to the
                                    Company's Report on Form 8-K dated June 6,
                                    2002 and incorporated herein by reference).

CUSIP NO. 141410209                                                PAGE 26 OF 39



                                    SIGNATURE


                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 2002


                           PERSEUS ACQUISITION/RECAPITALIZATION FUND, L.L.C.

                           By:     Perseus Acquisition/Recapitalization
                                   Management, L.L.C.,
                                   its Managing Member

                           By:     Perseus EC, L.L.C.,
                                   its Managing Member

                           By:     Perseuspur, L.L.C.,
                                   its Managing Member

                           By:     /s/ Rodd Macklin
                                   -----------------------------------------
                                    Name:  Rodd Macklin
                                    Title: Secretary and Treasurer



                           PERSEUS MARKET OPPORTUNITY FUND, L.P.

                           By: Perseus Market Opportunity Partners, L.P., its General Partner

                           By:     Perseus Market Opportunity Partners
                                   GP, L.L.C.,
                                   its General Partner

                           By:     Perseus, L.L.C.,
                                   its Managing Member

                           By:     Perseus MF, L.L.C.,
                                   its Managing Member

                           By:     /s/ Rodd Macklin
                                   -----------------------------------------
                                   Name:  Rodd Macklin
                                   Title: Secretary and Treasurer

CUSIP NO. 141410209                                                PAGE 27 OF 39



                        CARDIAC SCIENCE CO-INVESTMENT, L.P.

                        By:     Perseus Acquisition/Recapitalization
                                Management, L.L.C.,
                                its General Partner

                        By:     Perseus EC, L.L.C.,
                                its Managing Member

                        By:     Perseuspur, L.L.C.,
                                its Managing Member

                        By:     /s/ Rodd Macklin
                                -----------------------------------------
                                Name:  Rodd Macklin
                                Title: Secretary and Treasurer



                        PERSEUS ACQUISITION/RECAPITALIZATION MANAGEMENT, L.L.C.

                        By:     Perseus EC, L.L.C.,
                                its Managing Member

                        By:     Perseuspur, L.L.C.,
                                its Managing Member

                        By:     /s/ Rodd Macklin
                                -----------------------------------------
                                Name:  Rodd Macklin
                                Title: Secretary and Treasurer



                        PERSEUS MARKET OPPORTUNITY PARTNERS, L.P.

                        By:     Perseus Market Opportunity Partners
                                GP, L.L.C.,
                                its General Partner

                        By:     Perseus, L.L.C.,
                                its Managing Member

                        By:     Perseus MF, L.L.C.,
                                its Managing Member

                        By:     /s/ Rodd Macklin
                                -----------------------------------------
                                Name:  Rodd Macklin
                                Title: Secretary and Treasurer



                        PERSEUS MARKET OPPORTUNITY PARTNERS GP, L.L.C.

                        By:     Perseus, L.L.C.,
                                its Managing Member

                        By:     Perseus MF, L.L.C.,
                                its Managing Member

                        By:     /s/ Rodd Macklin
                                -----------------------------------------
                                Name:  Rodd Macklin
                                Title: Secretary and Treasurer

CUSIP NO. 141410209                                                PAGE 28 OF 39



                        PERSEUS, L.L.C.

                        By:     Perseus MF, L.L.C.,
                                its Managing Member

                        By:     /s/ Rodd Macklin
                                -----------------------------------------
                                Name:  Rodd Macklin
                                Title: Secretary and Treasurer


                        PERSEUS MF, L.L.C.

                        By:     /s/ Rodd Macklin
                                -----------------------------------------
                                Name:  Rodd Macklin
                                Title: Secretary and Treasurer


                        RAPPAHANNOCK INVESTMENT COMPANY

                        By:     /s/ Rodd Macklin
                                -----------------------------------------
                                Name:  Rodd Macklin
                                Title: Secretary and Treasurer


                        PERSEUS EC, L.L.C.

                        By:     Perseuspur, L.L.C.,
                                its Managing Member

                        By:     /s/ Rodd Macklin
                                -----------------------------------------
                                Name:  Rodd Macklin
                                Title: Secretary and Treasurer


                        PERSEUSPUR, L.L.C.

                        By:     /s/ Rodd Macklin
                                -----------------------------------------
                                Name:  Rodd Macklin
                                Title: Secretary and Treasurer


                        MR. FRANK H. PEARL

                                /S/ Frank H. Pearl
                                -----------------------------------------
                                Name: Frank H. Pearl

CUSIP NO. 141410209                                                PAGE 29 OF 39



                                     ANNEX A

     EXECUTIVE OFFICERS OF PERSEUS ACQUISITION/RECAPITALIZATION FUND, L.L.C.


NAME/TITLE/CITIZENSHIP                PRINCIPAL OCCUPATION               BUSINESS ADDRESS
----------------------                --------------------               ----------------
Frank H. Pearl                        Executive officer of Perseus,      2099 Pennsylvania Avenue
Chairman, President and Chief         LLC and its related entities       Suite 900
Executive Officer                                                        Washington, D.C. 20006-1813
United States

Kenneth M. Socha                      Executive officer of Perseus,      2099 Pennsylvania Avenue
Senior Managing Director              LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813

Rodd Macklin                          Executive officer of Perseus,      2099 Pennsylvania Avenue
Secretary and Treasurer               LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813

Ray E. Newton, III                    Executive officer of Perseus,      2099 Pennsylvania Avenue
Managing Director                     LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813

William B. Ford                       Executive officer of Perseus,      2099 Pennsylvania Avenue
Managing Director                     LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813

Phil Deutch                           Executive officer of Perseus,      2099 Pennsylvania Avenue
Managing Director                     LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813


                  Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Common Stock or securities derivative thereof.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.

CUSIP NO. 141410209                                                PAGE 30 OF 39



                                     ANNEX B

           EXECUTIVE OFFICERS OF PERSEUS MARKET OPPORTUNITY FUND, L.P.


NAME/TITLE/CITIZENSHIP                PRINCIPAL OCCUPATION               BUSINESS ADDRESS
----------------------                ---------------------              ----------------
Frank H. Pearl                        Executive officer of Perseus,      2099 Pennsylvania Avenue
Chairman, President and Chief         LLC and its related entities       Suite 900
Executive Officer                                                        Washington, D.C. 20006-1813
United States

Kenneth M. Socha                      Executive officer of Perseus,      2099 Pennsylvania Avenue
Senior Managing Director              LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813

Rodd Macklin                          Executive officer of Perseus,      2099 Pennsylvania Avenue
Secretary and Treasurer               LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813


                  Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Common Stock or securities derivative thereof.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.

CUSIP NO. 141410209                                                PAGE 31 OF 39



                                     ANNEX C

            EXECUTIVE OFFICERS OF CARDIAC SCIENCE CO-INVESTMENT, L.P.


NAME/TITLE/CITIZENSHIP                PRINCIPAL OCCUPATION              BUSINESS ADDRESS
----------------------                ---------------------              ----------------
Frank H. Pearl                        Executive officer of Perseus,      2099 Pennsylvania Avenue
Chairman, President and Chief         LLC and its related entities       Suite 900
Executive Officer                                                        Washington, D.C. 20006-1813
United States

Kenneth M. Socha                      Executive officer of Perseus,      2099 Pennsylvania Avenue
Senior Managing Director              LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813

Rodd Macklin                          Executive officer of Perseus,      2099 Pennsylvania Avenue
Secretary and Treasurer               LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813


                  Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Common Stock or securities derivative thereof.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.

CUSIP NO. 141410209                                                PAGE 32 OF 39



                                     ANNEX D

         EXECUTIVE OFFICERS OF PERSEUS MARKET OPPORTUNITY PARTNERS, L.P.


NAME/TITLE/CITIZENSHIP                PRINCIPAL OCCUPATION               BUSINESS ADDRESS
----------------------                ---------------------              ----------------
Frank H. Pearl                        Executive officer of Perseus,      2099 Pennsylvania Avenue
Chairman, President and Chief         LLC and its related entities       Suite 900
Executive Officer                                                        Washington, D.C. 20006-1813
United States

Kenneth M. Socha                      Executive officer of Perseus,      2099 Pennsylvania Avenue
Senior Managing Director              LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813

Rodd Macklin                          Executive officer of Perseus,      2099 Pennsylvania Avenue
Secretary and Treasurer               LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813


                  Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Common Stock or securities derivative thereof.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.

CUSIP NO. 141410209                                                PAGE 33 OF 39



                                     ANNEX E

      EXECUTIVE OFFICERS OF PERSEUS MARKET OPPORTUNITY PARTNERS GP, L.L.C.


NAME/TITLE/CITIZENSHIP                PRINCIPAL OCCUPATION               BUSINESS ADDRESS
----------------------                ---------------------              ----------------
Frank H. Pearl                        Executive officer of Perseus,      2099 Pennsylvania Avenue
Chairman, President and Chief         LLC and its related entities       Suite 900
Executive Officer                                                        Washington, D.C. 20006-1813
United States

Kenneth M. Socha                      Executive officer of Perseus,      2099 Pennsylvania Avenue
Senior Managing Director              LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813

Rodd Macklin                          Executive officer of Perseus,      2099 Pennsylvania Avenue
Secretary and Treasurer               LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813


                  Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Common Stock or securities derivative thereof.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.

CUSIP NO. 141410209                                                PAGE 34 OF 39



                                     ANNEX F

                      EXECUTIVE OFFICERS OF PERSEUS, L.L.C.


NAME/TITLE/CITIZENSHIP                PRINCIPAL OCCUPATION               BUSINESS ADDRESS
----------------------                ---------------------              ----------------
Frank H. Pearl                        Executive officer of Perseus,      2099 Pennsylvania Avenue
Chairman, President and Chief         LLC and its related entities       Suite 900
Executive Officer                                                        Washington, D.C. 20006-1813
United States

Kenneth M. Socha                      Executive officer of Perseus,      2099 Pennsylvania Avenue
Senior Managing Director              LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813

Rodd Macklin                          Executive officer of Perseus,      2099 Pennsylvania Avenue
Secretary and Treasurer               LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813


                  Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Common Stock or securities derivative thereof.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.

CUSIP NO. 141410209                                                PAGE 35 OF 39



                                     ANNEX G

                    EXECUTIVE OFFICERS OF PERSEUS MF, L.L.C.


NAME/TITLE/CITIZENSHIP                PRINCIPAL OCCUPATION               BUSINESS ADDRESS
----------------------                ---------------------              ----------------
Frank H. Pearl                        Executive officer of Perseus,      2099 Pennsylvania Avenue
Chairman, President and Chief         LLC and its related entities       Suite 900
Executive Officer                                                        Washington, D.C. 20006-1813
United States

Rodd Macklin                          Executive officer of Perseus,      2099 Pennsylvania Avenue
Secretary and Treasurer               LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813


                  Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Common Stock or securities derivative thereof.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.

CUSIP NO. 141410209                                                PAGE 36 OF 39



                                     ANNEX H

              EXECUTIVE OFFICERS OF RAPPAHANNOCK INVESTMENT COMPANY


NAME/TITLE/CITIZENSHIP                PRINCIPAL OCCUPATION               BUSINESS ADDRESS
----------------------                ---------------------              ----------------
Frank H. Pearl                        Executive officer of Perseus,      2099 Pennsylvania Avenue
Chairman, President and Chief         LLC and its related entities       Suite 900
Executive Officer                                                        Washington, D.C. 20006-1813
United States

Kenneth M. Socha                      Executive officer of Perseus,      2099 Pennsylvania Avenue
Senior Vice President                 LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813

Rodd Macklin                          Executive officer of Perseus,      2099 Pennsylvania Avenue
Secretary and Treasurer               LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813


                  Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Common Stock or securities derivative thereof.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.

CUSIP NO. 141410209                                                PAGE 37 OF 39



                                     ANNEX I

  EXECUTIVE OFFICERS OF PERSEUS ACQUISITION/RECAPITALIZATION MANAGEMENT, L.L.C.


NAME/TITLE/CITIZENSHIP                PRINCIPAL OCCUPATION               BUSINESS ADDRESS
----------------------                ---------------------              ----------------
Frank H. Pearl                        Executive officer of Perseus,      2099 Pennsylvania Avenue
Chairman, President and Chief         LLC and its related entities       Suite 900
Executive Officer                                                        Washington, D.C. 20006-1813
United States

Kenneth M. Socha                      Executive officer of Perseus,      2099 Pennsylvania Avenue
Senior Managing Director              LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813

Rodd Macklin                          Executive officer of Perseus,      2099 Pennsylvania Avenue
Secretary and Treasurer               LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813

Ray E. Newton, III                    Executive officer of Perseus,      2099 Pennsylvania Avenue
Managing Director                     LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813

William B. Ford                       Executive officer of Perseus,      2099 Pennsylvania Avenue
Managing Director                     LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813

Phil Deutch                           Executive officer of Perseus,      2099 Pennsylvania Avenue
Managing Director                     LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813

                  Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Common Stock or securities derivative thereof.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.

CUSIP NO. 141410209                                                PAGE 38 OF 39



                                     ANNEX J

                    EXECUTIVE OFFICERS OF PERSEUS EC, L.L.C.


NAME/TITLE/CITIZENSHIP                PRINCIPAL OCCUPATION               BUSINESS ADDRESS
----------------------                ---------------------              ----------------
Frank H. Pearl                        Executive officer of Perseus,      2099 Pennsylvania Avenue
Chairman, President and Chief         LLC and its related entities       Suite 900
Executive Officer                                                        Washington, D.C. 20006-1813
United States

Rodd Macklin                          Executive officer of Perseus,      2099 Pennsylvania Avenue
Secretary and Treasurer               LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813


                  Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Common Stock or securities derivative thereof.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.

CUSIP NO. 141410209                                                PAGE 39 OF 39



                                     ANNEX K

                    EXECUTIVE OFFICERS OF PERSEUSPUR, L.L.C.


NAME/TITLE/CITIZENSHIP                PRINCIPAL OCCUPATION               BUSINESS ADDRESS
----------------------                ---------------------              ----------------
Frank H. Pearl                        Executive officer of Perseus,      2099 Pennsylvania Avenue
Chairman, President and Chief         LLC and its related entities       Suite 900
Executive Officer                                                        Washington, D.C. 20006-1813
United States

Rodd Macklin                          Executive officer of Perseus,      2099 Pennsylvania Avenue
Secretary and Treasurer               LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813


                  Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Common Stock or securities derivative thereof.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.